HealtheMed, Inc.
Balance Sheet
As of December 31, 2018

	Dec 31, 18
ASSETS	
Current Assets	
Checking/Savings	
U.S. Bank	13,656.07
Total Checking/Savings	13,656.07
Total Current Assets	13,656.07
TOTAL ASSETS	**13,656.07**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Loans from Stockholders	90.00
Total Other Current Liabilities	90.00
Total Current Liabilities	90.00
Total Liabilities	90.00
Equity	
Capital Stock	30,032.80
Net Income	-16,466.73
Total Equity	13,566.07
TOTAL LIABILITIES & EQUITY	**13,656.07**